

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 OCT 16 A 11: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No. PTTEP 1.910/369/2006

Finance Department
Tel. 0-2537-4512/0-2537-4611

October 9, 2006



06017457

SUPPL

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Well Results of Vietnam 9-2 Project and Vietnam 16-1 Project

Reference is made to PTTEP Hoan Vu Company Limited and PTTEP Hoang Long Company Limited, subsidiaries of PTT Exploration and Production Public Company Limited (PTTEP), which have participation interests in the Vietnam 9-2 project and Vietnam 16-1 project. PTTEP wishes to announce the drilling results as follows:

1. Vietnam 9-2 Project: The company began drilling the appraisal well, CNV-4X ST, in Ca Ngu Vang Structure, on June 5th, 2006. The well was drilled to a total depth of 6,330 meters, resulting in petroleum discoveries, with a total combined flow rate of approximately 7,050 barrels of oil equivalent per day (BOED), comprising 5,330 barrels of oil per day and 10.30 million standard cubic feet of natural gas per day.
2. Vietnam 16-1 Project: The company drilled the appraisal well, TGT-4X, in sub structure of Te Giac Trang prospect, on August 31, 2006. The well was drilled to a total depth of 3,537 meters, resulting with a flow rate of approximately 600 barrels of oil pay day. The trap had been breached and only residual oil was encountered. The result of TGT-4X will have no impact on TGT reserves of TGT-1X and TGT-3X wells which flowed at 9,432 BOED and 9,908 BOED respectively.

Yours sincerely,

Maroot Mrigadat
President

10/17